August 3, 2018

Fred W. Wagenhals
President and Chief Executive Officer
Ammo, Inc.
6401 East Thomas Road, #106
Scottsdale, Arizona 85251

       Re: Ammo, Inc.
           Registration Statement on Form S-1
           Filed July 6, 2018
           File No. 333-226087

Dear Mr. Wagenhals:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed July 6, 2018

General

1. Please revise to include the dealer prospectus delivery obligation required by Item 502(b)
       of Regulation S-K.
2. We note your disclosure that selling stockholders may offer and sell shares of common stock in a number of different ways and at varying prices. Please revise your disclosure to provide a fixed price at which the selling stockholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC
       Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.
 Fred W. Wagenhals
FirstName LastNameFred W. Wagenhals
Ammo, Inc.
Comapany2018
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Prospectus Summary, page 3

3. Please clarify the measure by which you concluded that you are a leading designer, producer and marketer of ammunition products.
4. Please reconcile your disclosures related to outstanding warrants on page 4 with disclosures on page 24 and in the notes to your financial statements. Special Note Regarding Forward-Looking Statements, page 5

5. On page 27 you disclose that you are a penny-stock issuer. As such, the safe harbor of the
         Private Securities Litigation Reform Act does not apply to this offering. Please remove references to the PSLRA and related sections of the Securities Act of 1933 and Securities
         Exchange Act of 1934.
Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities, page 27

6. We note your disclosure on page 32 that you issued $665,433 of non-cash stock awards to individuals for compensation. Please revise to include all unregistered sales of securities within the past three years, including any shares issued as compensation in lieu of salary or for services rendered. Please see Item 701 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

7. Please tell us the basis for your conclusion in the second paragraph on page 29 that
         "growth of our sales through our target markets would result in our gross margins improving to our target range of between 25% and 35%." Your response should specifically address the requirements of Item 10(b)(1) of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 30

8. Please expand your net sales disclosures to discuss the increase in standard ammunition sales during the three months ended March 31, 2018 along with the key drivers of the increase compared to prior periods. It is unclear if the standard ammunition sales in the first quarter of 2018 are a continuing part of your business or if they are an element of your sales that are being discontinued. We note extensive disclosures regarding your
         Streak, OPS and Stelth lines of business but minimal disclosure regarding standard ammunition. Please expand your disclosures to provide investors with insight into your standard ammunition product line.
9. We note your tabular presentation of Net Sales includes approximately $1.3 million of sales associated with "Standard Ammunition" during the three months ended March 31,
         2018. We further note these sales include "bulk ammunition sales of reprocessed brass
 Fred W. Wagenhals
FirstName LastNameFred W. Wagenhals
Ammo, Inc.
Comapany2018
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FirstName LastName
         casings and other miscellaneous sales". Please clarify this disclosure. It is not clear if you are selling bulk ammunition in finished form or if these sales are comprised of ammunition components, including brass casings, or both.
10. Your disclosure states that net sales for the three months ended March 31, 2018 increased
         51.4% and the increase was the direct result of sales of your proprietary lines of ammunition. It appears from your table that the increase in sales is more nuanced and can also be explained by the increase in standard ammunition sales. Please expand your disclosure to more fully address the change in the mix of your sales compared to prior periods and to also discuss each factor that contributed to the increase in sales.
Streak Visual Ammunition, page 37

11. We note your disclosure states that you pay a royalty based on your product sales incorporating Streak visual technology. Please expand your disclosure to address the key terms of the royalty arrangement, including the royalty rate, volumes associated with royalty rates and duration of the agreement. To the extent material, please also disclose and discuss royalty expenses incurred in MD&A.
Business
Our History, page 42

12. Based on your Form 8-K filed on March 23, 2017, the transfer of ownership to your existing largest shareholder occurred via a reverse merger transaction. Please modify your disclosure here and in "Note 1 - Organization and Business Activity", to more clearly describe the transaction that occurred, along with the relevant terms of the exchange. In addition, please identify the accounting and legal acquirer and the financial statement impact of the reverse merger. Refer to ASC 808-40 for guidance.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 69

13. We note three customers represented 59% of sales during the three month period ended
         March 31, 2018. Please disclose the amount or percentage of sales from each significant customer during each period presented as required by ASC 280-10-50-20 and 50-42. In addition, please consider identifying each significant customer under Business on page 39.
Compensated Absences, page 70

14. We note your disclosure that you have not accrued a liability for compensated absences
         "as the amount of the liability cannot be reasonably estimated at March 31, 2018 and
         December 31, 2017 and 2016". Although it may be possible that a required liability is not material to your financial statements, it is not clear to us why any such amount cannot be reasonable estimated. Please revise your disclosure accordingly. Fred W. Wagenhals
FirstName LastNameFred W. Wagenhals
Ammo, Inc.
Comapany2018
August 3, NameAmmo, Inc.
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Page 4
FirstName LastName
Contingencies, page 71

15. We assume you accrue liabilities related to contingencies when they are "probable" and
         "reasonably estimable" as required by ASC 450-20-25-2. Please revise your disclosure accordingly.
Recent Accounting Pronouncements, page 71

16. Please refer to the guidance in SAB Topic 11:M and provide the disclosures required relative to recently issued but not yet adopted accounting standards.
17. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-
         X. In this regard, please also note the disclosure requirements of ASC 606-10-50 upon your adoption of ASC 606. We remind you that the guidance in Rule 10-01(a)(5) of
         Regulation S-X, requires annual and interim disclosures prescribed by new accounting principles in any financial statements in the year of adoption.
Note 3 - Vendor Notes Receivable, page 72

18. We note your disclosure regarding "vendor notes receivable" and the series of transactions with ATAC. Please revise your disclosures to:
           clarify how you determined the values ascribed to the acquired assets;
           explain why you purchased the $900,000 note payable for an amount in excess of face value ($1,035,000), including the amount of imputed interest of $46,340 as disclosed in Note 7;
           clarify how you determined the fair value of the note payable when you purchased it from Western Alliance Bank; and
           explain the business purpose of the $900,000 promissory note issued in temporal proximity to your purchase of the Western Alliance Bank note, including why additional funds were loaned to ATAC and why you believed collectability was reasonably assured at December 31, 2016.
Exhibit Index, page II-6

19. We note on page 37 that you have acquired the exclusive rights to sell and distribution certain patented technology. In addition, we note on page 72 a number of transactions that you have entered into. Please file as an exhibit to this registration statement all material agreements or provide us with your analysis why you believe you are not required to do
         so. Please see Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Fred W. Wagenhals
Ammo, Inc.
August 3, 2018
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.


FirstName LastNameFred W. Wagenhals
                                                           Division of
Corporation Finance
Comapany NameAmmo, Inc.
                                                           Office of
Manufacturing and
August 3, 2018 Page 5                                      Construction
FirstName LastName